Exhibit 99(a)(1)(j)

August 14, 2002

To Holders of Common Stock of The DeWolfe Companies, Inc.:

        We are pleased to inform you that on August 12, 2002, The DeWolfe Companies, Inc. entered into a merger agreement with NRT Incorporated, a wholly-owned subsidiary of Cendant Corporation, pursuant to which NRT's wholly-owned subsidiary, Timber Acquisition Corporation, will commence a cash tender offer to purchase all of the outstanding DeWolfe shares for $19.00 per share.

        The offer is conditioned on the minimum tender of two-thirds of DeWolfe's shares, calculated on a fully-diluted basis, including the DeWolfe shares issuable upon the exercise of all outstanding DeWolfe options, as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe NRT's obligation to complete its acquisition of DeWolfe once the tender offer is successfully consummated, through a merger in which all of the DeWolfe shares not purchased in the tender offer will be converted into the same net price per share as is paid in the tender offer.

        Certain members of the Board of Directors and certain officers of the company, who hold approximately 72% of the outstanding DeWolfe shares, have signed tender and voting agreements with NRT obligating them to tender and not withdraw their DeWolfe shares. Tender and voting agreements covering approximately 24% of the DeWolfe shares terminate if the merger agreement is terminated. If the individuals subject to the tender and voting agreements tender their shares under the offer, the minimum tender condition will be met.

        DeWolfe's Board of Directors has determined that the terms of NRT's offer and the related merger are advisable, fair to and in the best interests of DeWolfe's stockholders and recommends that you accept the NRT offer by tendering all of your DeWolfe shares before the offer expires on September 11, 2002.

        Enclosed with this letter is a Schedule 14D-9 containing the recommendation of the Board of Directors and explaining the reasons behind the recommendation, as well as the background to the transaction and other important information. Included as Annex B to our Schedule 14D-9 is the written opinion, dated August 12, 2002, of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., financial advisor to the Board of Directors, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $19.00 per share cash consideration to be received by DeWolfe stockholders is fair, from a financial point of view, to the DeWolfe stockholders.

        Also enclosed with this letter are NRT's Offer to Purchase, a Letter of Transmittal and other related documents. These documents set forth the terms and conditions of NRT's tender offer.

        Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

                      Sincerely,

                      Richard B. DeWolfe
                      Chairman and Chief Executive Officer